MATERIAL FACT
LATAM AIRLINES GROUP S.A.
Issuer of Securities Registered in the Securities Registry

Santiago, September 28, 2025

Mrs.
Solange Berstein Jáuregui
President
Commission for the Financial Market
Av. Libertador Bernardo O´Higgins 1449

Present

Ref.: Communicate MATERIAL FACT
_______________________________

To Whom It May Concern:

In accordance with Article 9 and the second paragraph of Article 10 of Law No. 18,045, as well as General Rule No. 30, and duly authorized to this effect, I hereby report the following Material Fact regarding LATAM Airlines Group S.A. (the “Company”):

On September 27, 2025, Mr. Álvaro Fabián submitted his resignation from his role as Director of LATAM Airlines Group S.A., effective as of the same date. His resignation has been communicated to the Chief Executive Officer, as well as to the Chairman and the other members of the Board of Directors, and will be reported at the next Board meeting.

The Company sincerely acknowledges and expresses its gratitude for Mr. Fabián’s service and contribution to LATAM.

Sincerely,

Juan Carlos Menció
Legal and Compliance Vice President
LATAM Airlines Group S.A.

c.c.:
Santiago Stock Exchange, Stock Exchange.
Chilean Electronic Stock Exchange, Stock Exchange.